Exhibit 99.1

PS International Group Ltd. Announces Closing of Approximately US$9.6 Million Private Offering

Hong Kong, November 13, 2025 -- PS International Group Ltd. (“PSIG” or the “Company”) (Nasdaq: PSIG), a global logistics and supply chain solution provider, today announced the closing of a private placement (the “Offering”) of 5,332,216 units, each consisting of (i) one ordinary share, par value US$0.0008 per share (the “Ordinary Shares”), of the Company and (ii) one warrant (the “Warrant,” and collectively with the Ordinary Shares, the “Securities”) to purchase up to two Ordinary Shares, at an offering price of US$1.80 per unit. The Company received aggregate gross proceeds of approximately US$9.6 million from the Offering, before deducting placement agent fees and other offering expenses payable by the Company, excluding any proceeds from the exercise of any Warrant.

The Company intends to use the net proceeds from the Offering for general corporate purposes, including working capital and business expansion.

Joseph Stone Capital, LLC acted as the placement agent for the Offering.

The Securities were offered in a transaction exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, (the “Securities Act”) and have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. The Company has agreed to file a registration statement with the United States Securities and Exchange Commission to register the resale of the Securities within twenty (20) calendar days after closing of the Offering.

About PS International Group Ltd.

PSI is a long-established global logistics and supply chain solution provider, specialized in air freight forwarding services, connecting businesses from Asian transportation hubs to the US and the rest of the world. We operate through our Operating Subsidiaries in Hong Kong, namely Profit Sail Int’l Express (H.K.) Limited and Business Great Global Supply Chain Limited, which derive revenue from air freight forwarding services, ocean freight forwarding services and supply chain ancillary services. more information, please visit the Company’s website at https://www.psi-groups.com/.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

PS International Group Ltd.
Man Kiu Chan

Chief Financial Officer

Email:  joseph.chan@psi-groups.com